Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

LOUD Technologies Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-98720 and 333-107060) on Form S-8 of LOUD Technologies Inc. of our report dated March 4, 2005, with respect to the consolidated balance sheets of LOUD Technologies Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations,  shareholders’ equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004, annual report on Form 10-K of LOUD Technologies Inc.  Our report refers to a change in the method of accounting for goodwill and other intangible assets as of January 1, 2002.

/s/ KPMG LLP

Seattle, Washington
March 31, 2005